July 8, 2011
Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	C&J Energy Services, Inc.,
Dear Ms. Parker:
     Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), C&J Energy Services, Inc. (the “Company”) hereby submits the proposed offering terms of its initial public offering (the “IPO”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. These pricing terms shall be included in Amendment No. 5 to Registration Statement on Form S-1, File No. 333-173177 (the “IPO Registration Statement”), to be filed with the Commission on or about July 15, 2011. The provided terms are a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered as of July 8, 2011. Should the bona fide estimates of these terms change between today and July 15, 2011, the figures presented in Amendment No. 5 may increase or decrease accordingly.
     The Company proposes to price the IPO with a bona fide price range of $26 to $29, with a midpoint of $27.50. The IPO will include a primary portion of 4,600,000 shares of common stock and a secondary portion of 6,500,000 shares of common stock. The Company acknowledges that this price range is greater than the standard range typically suggested by the Staff and required by Item 503(b)(3) of Regulation S-K. However, given current market conditions, the Company affirmatively believes that this range nonetheless provides the investing public with meaningful information as to what the final price of the offering may be. Further, as discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Company’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.
     Additionally, the Company is enclosing its proposed marked copy of those pages of the IPO Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into Amendment No. 5, to be filed with the Commission on or about July 15, 2011. The Company also attaches herein for the Staff’s review and comment Vinson & Elkins LLP’s 5.1 Opinion to the Company, to be filed as an exhibit to Amendment No. 5.
     The Company seeks confirmation from the Staff that it may launch its IPO with the price range specified herein and include such price range in Amendment No. 5, to be filed with the Commission on or about July 15, 2011.
     Should the Staff have any questions or comments, please contact the undersigned at (713) 260-9902 or David P. Oelman of Vinson & Elkins LLP at (713) 758-3708.

Very truly yours, C&J Energy Services, Inc.
By:	/s/ Theodore R. Moore
Theodore R. Moore

ACE BOWNE OF DALLAS,INC. 06/27/2011 22:09 NO MARKS NEXT PCN: 002.00.00.00 -- Page is valid, no graphics BOD H80828 001.00.00.00 31

July [15]

As filed with the Securities and Exchange Commission on ~~June 29~~, 2011
Registration No. 333-173177

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

C&J Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1389	20-5673219
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

10375 Richmond Avenue, Suite 2000
Houston, Texas 77042
(713) 260-9900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Theodore R. Moore
Vice President-General Counsel
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042
(713) 260-9900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffery K. Malonson David P. Oelman Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	J. David Kirkland, Jr. Tull R. Florey Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229- 1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

ACE BOWNE OF DALLAS, INC. 06/28/2011 15:59 NO MARKS NEXT PCN: 003.00.00.00 -- Page/graphics valid 06/28/2011 15:59 BOD H80828 002.00.00.00 60

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated ~~June 29~~ July [15], 2011

PRELIMINARY PROSPECTUS

C&J Energy Services, Inc.

Common Stock

C&J Energy Services, Inc. is offering 4,600,000 shares of its common stock and the selling stockholders named in this prospectus are offering 6,500,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

This is the initial public offering of shares of our common stock. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our common stock will be ~~between~~ $26.00 and $29.00 per share.

We ha~~ve applied~~ to list our common stock on the New York Stock Exchange under the symbol "CJES."

Investing in our common stock involves risks. Please read "Risk Factors" beginning on page 14 of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Issuer	$	$
Proceeds, before expenses, to the Selling Stockholders	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional 1,665,000 shares of common stock.

The underwriters expect to deliver the shares of common stock to purchasers on or about , 2011.

Goldman, Sachs & Co. **J.P. Morgan** **Citi**

Co-Managers

Wells Fargo Securities **Simmons & Company International** **Tudor, Pickering, Holt & Co.**

Prospectus dated , 2011.

ACE BOWNE OF DALLAS, INC. 06/29/2011 11:32 NO MARKS NEXT PCN: 014.00.00.00 -- Page is valid, no graphics BOD H80828 013.00.00.00 31

The Offering

Common stock offered by C&J Energy Services, Inc.	4,600,000 shares
Common stock offered by the Selling Stockholders	6,500,000 shares (8,165,000 shares if the underwriters' option to purchase additional shares is exercised in full)
Common stock to be outstanding after this offering(1)	52,099,074 shares
Common stock owned by Selling Stockholders after this offering. . . .	shares (shares if the underwriters' option to purchase additional shares is exercised in full)
Use of Proceeds	We expect to receive approximately $ 114.6 million of net proceeds from the sale of the common stock offered by us in this offering, based upon an assumed initial public offering price of $ 27.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the initial public offering price would increase (decrease) our net proceeds by approximately $ 4.3 million. We intend to use the net proceeds we receive from this offering to repay all outstanding indebtedness under our credit facility, approximately $110.0 million of which was outstanding on June 28, 2011, and we intend to use any remaining net proceeds to partially fund the purchase price of our on-order hydraulic fracturing fleets. We will not receive any proceeds from the sale of shares by the selling stockholders, including pursuant to the underwriters' option to purchase additional shares. Affiliates of certain of the underwriters are lenders under our credit facility and, accordingly, will receive a portion of the proceeds from this offering. Please read "Use of Proceeds" on page 28 of this prospectus.
Dividend Policy	We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future. In addition, our credit facility contains restrictions on the payment of dividends to holders of our common stock.
Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider before making an investment, please read "Risk Factors" beginning on page 14 of this prospectus.

(1) The number of outstanding shares as of ~~June 28~~ July 7, 2011 excludes (i) 5,744,589 shares of common stock issuable upon exercise of options to be outstanding immediately after this offering, of which 1,925,653 currently are exercisable, and (ii) an aggregate of approximately 1,862,618 shares of common stock reserved and available for future issuance under the C&J Energy Services, Inc. 2010 Stock Option Plan, or the 2010 Plan. For additional information regarding the 2010 Plan, please read "Executive Compensation and Other Information — Components of Executive Compensation Program — Stock Options" on page 79 of this prospectus.

9

ACE BOWNE OF DALLAS,INC. 06/28/2011 21:00 NO MARKS NEXT PCN: 015.00.00.00 -- Page is valid, no graphics BOD H80828 014.00.00.00 23

Proposed New York Stock Exchange Symbol	CJES
Conflicts of Interest	Because affiliates of certain of the underwriters will receive more than 5% of the net proceeds of this offering, such underwriters may be deemed to have a "conflict of interest" with us under Rule 5121 of the Financial Industry Regulatory Authority ("FINRA"). When a FINRA member with a conflict of interest participates in a public offering, that rule requires (subject to certain exceptions that are not applicable here) that the initial public offering price may be no higher than that recommended by a "qualified independent underwriter," as defined in Rule 5121 of FINRA. In accordance with this rule, Goldman, Sachs & Co. has assumed the responsibilities of acting as a qualified independent underwriter. Please read "Underwriting (Conflicts of Interest) beginning on page 110 of this prospectus."

Risk Factors

An investment in shares of our common stock involves risks. Below is a summary of certain key risk factors that you should consider in evaluating an investment in shares of our common stock. This list is not exhaustive. Please read the full discussion of these risks and other risks described under "Risk Factors" beginning on page 14 of this prospectus as well as other factors described in this prospectus.

Risks Relating to Our Business

- Our business depends on the oil and natural gas industry and particularly on the level of exploration, development and production of oil and natural gas in the United States. Our markets may be adversely affected by industry conditions that are beyond our control.
- Because the oil and gas industry is cyclical, our operating results may fluctuate.
- Delays in delivery of our new fracturing fleets or future orders of specialized equipment from suppliers could harm our business, results of operations and financial condition.
- Delays in deliveries of key raw materials or increases in the cost of key raw materials could harm our business, results of operations and financial condition.
- There is potential for excess capacity in our industry.
- Federal legislation and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays as well as adversely affect our support services.
- We participate in a capital-intensive industry. We may not be able to finance future growth of our operations or future acquisitions.

Risks Related to This Offering and Our Common Stock

- The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active liquid trading market for our common stock may not develop and our stock price may be volatile.
- Purchasers of common stock in this offering will experience immediate and substantial dilution of $ per share. 23.86
- Subject to certain limitations, our existing stockholders may sell common stock in the public markets, which could have an adverse impact on the trading price of our common stock.
- Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

10

ACE BOWNE OF DALLAS, INC. 06/28/2011 15:47 NO MARKS NEXT PCN: 029.00.00.00 -- Page is valid, no graphics BOD H80828 028.00.00.00 32

- a large volume of sellers of our common stock pursuant to our resale registration statement with a relatively small volume of purchasers; or
- general market and economic conditions.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Purchasers of common stock in this offering will experience immediate and substantial dilution of $ per share.

Based on an assumed initial public offering price of $ per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $ per share in the pro forma as adjusted net tangible book value per share of common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of March 31, 2011 after giving effect to this offering would be $ per share. Please read "Dilution" on page 30 of this prospectus for a complete description of the calculation of net tangible book value.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

For the foreseeable future, we intend to retain earnings to grow our business. Payments of dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. Our credit facility restricts our ability to pay cash dividends on our common stock and we may also enter into credit agreements or borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.

We will incur increased costs as a result of being a public company.

As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a publicly traded company. Following the effectiveness of the registration statement of which this prospectus forms a part, we will be a public company. As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE with which we are not required to comply with as a private company. Complying with these laws, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

- institute a more comprehensive compliance function;
- design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board, or PCAOB;
- comply with rules promulgated by the NYSE;
- prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
- establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

24

ACE BOWNE OF DALLAS, INC. 06/29/2011 13:08 NO MARKS NEXT PCN: 033.00.00.00 -- Page is valid, no graphics BOD H80828 032.00.00.00 42

USE OF PROCEEDS

We expect to receive net proceeds of approximately $ million from the sale of the common stock offered by us in this offering, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated offering expenses and underwriting discounts and commissions of approximately $ million. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders, including pursuant to the underwriters' option to purchase additional shares.

We intend to use the net proceeds we receive from this offering to repay all outstanding indebtedness under our new senior secured credit facility entered into in April 2011, approximately $110.0 million of which was outstanding on June 28, 2011. We intend to use any remaining net proceeds to partially fund the purchase price of our on-order hydraulic fracturing fleets.

The following table illustrates our use of proceeds from this offering:

Sources of Cash (In millions)		Uses of Cash (In millions)	
Net proceeds to us from this offering	$114.6	Repayment of borrowings under our credit facility	$110.0
		Partial payment of our on-order hydraulic fracturing fleets	4.6
Total	$114.6	Total	$114.6

As of June 28, we had approximately $90.0 million available for borrowing under our new credit facility. Indebtedness under our credit facility was incurred primarily to repay $49.6 million of indebtedness under our previous revolving credit facility and $29.9 million of indebtedness, accrued interest and early termination penalties under our subordinated term loan and to fund $25.0 million of the purchase price for our acquisition of Total. Indebtedness under our previous revolving credit facility and our subordinated term loan, which were terminated in connection with the repayment, were incurred primarily to fund the acquisitions of Fleet 3 and Fleet 4. Our new credit facility will mature on April 19, 2016. As of June 28, 2011, the interest rate under our credit facility was 2.9%. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Description of Our Indebtedness" beginning on page 45 of this prospectus for a description of our credit facility. Affiliates of certain of the underwriters are lenders under our credit facility and, accordingly, will receive a portion of the proceeds from this offering. Please read "Underwriting (Conflicts of Interest)" beginning on page 110 of this prospectus.

We estimate that the selling stockholders will receive net proceeds of approximately $ million from the sale of shares of our common stock in this offering based upon the assumed initial offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions. If the underwriters' option to purchase additional shares is exercised in full, we estimate that the selling stockholders will receive net proceeds of approximately $ million. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

An increase (decrease) in the initial public offering price of $1.00 per share of common stock would cause the net proceeds that we will receive from the offering, after deducting estimated expenses and underwriting discounts and commissions, to increase (decrease) by approximately $ million.

DIVIDEND POLICY

For the foreseeable future, we intend to retain earnings to grow our business. Payments of dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors that our board of directors deems relevant. Our credit facility restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations — Description of Our Indebtedness" beginning on page 45 of this prospectus.

28

ACE BOWNE OF DALLAS, INC. 06/28/2011 21:10 NO MARKS NEXT PCN: 034.00.00.00 – Page is valid, no graphics BOD H80828 033.00.00.00 47

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at March 31, 2011:

- on an actual basis;
- as adjusted to give effect to borrowings under our new senior secured credit facility to: (i) repay borrowings under our previous revolving credit facility and subordinated term loan on April 19, 2011 and (ii) fund $25.0 million of the purchase price of our acquisition of Total; and
- as further adjusted to give effect to this offering and the application of net proceeds as described in "Use of Proceeds" on page 28 of this prospectus.

You should refer to "Use of Proceeds" on page 28 of this prospectus, "Selected Consolidated Financial Data" beginning on page 31 of this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 33 of this prospectus and the financial statements included elsewhere in this prospectus in evaluating the material presented below.

	March 31, 2011		
	Actual	As Adjusted	As Further Adjusted
	(In thousands, except per share data)		
Cash and cash equivalents	$ 2,056	$ 1,922	$1,922
Long-term debt, including current maturities:			
Five-year $200 million credit facility	$ —	$107,100(1)	$ —
Three-year revolving credit facility	54,067	—	—
Subordinated term loan	25,000	—	—
Total long-term debt	79,067	107,100	—
Stockholders' equity:			
Preferred stock — par value $0.01 per share, 20,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock — par value $0.01 per share, 100,000,000 shares authorized, 47,499,074 shares issued and outstanding, ~~actual and as adjusted,~~ 52,099,074 shares issued and outstanding as further adjusted(2)	475	475	521
Additional paid-in capital	80,420	80,420	195,019
Retained earnings	59,768	52,163(3)	52,163
Total stockholders' equity	140,663	133,058	247,703
Total capitalization	$219,730	$240,158	$247,703

(1) As of June 28, 2011, approximately $110.0 million was drawn under our credit facility, leaving approximately $90.0 million available for borrowing.

(2) The number of outstanding shares as of March 31, 2011 excludes (i) 5,716,589 shares of common stock issuable upon exercise of options to be outstanding immediately after this offering, 1,925,653 of which are exercisable, and (ii) an aggregate of approximately 1,890,618 shares of common stock reserved and available for future issuance under the 2010 Plan. For additional information regarding the 2010 Plan, please read "Executive Compensation and Other Information — Components of Executive Compensation Program — Stock Options" on page 79 of this prospectus.

(3) As part of the termination of our previous subordinated term loan on April 19, 2011, we paid early termination penalties totaling $4.7 million. In addition, we were required to write-off $2.9 million of unamortized debt issuance costs in connection with the termination of our previous revolving credit facility and our subordinated term loan. We recognized these costs in interest expense on an as adjusted basis, reducing retained earnings.

29

ACE BOWNE OF DALLAS, INC. 06/27/2011 22:09 NO MARKS NEXT PCN: 035.00.00.00 – Page is valid, no graphics BOD H80828 034.00.00.00 30

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of March 31, 2011 was approximately $ million, or $ per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock ~~that will be outstanding immediately prior to the closing of this offering~~. After giving effect to the sale of the shares in this offering at an assumed initial offering price of $ and assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and expenses of this offering), our net tangible book value as of March 31, 2011 would have been approximately $ million, or $ per share. This represents an immediate increase in the net tangible book value of $ per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted net tangible book value after this offering) to new investors purchasing shares in this offering of $ per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$27.50
Net tangible book value per share as of March 31, 2011	$1.58	
Increase per share attributable to new investors in this offering	$2.06	
As adjusted net tangible book value per share after this offering		$3.64
Dilution per share to new investors in this offering		$23.86

The following table summarizes, on an adjusted basis as of March 31, 2011, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $, the midpoint of the range of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Acquired		Total Consideration		Average Price per Share
	Number	Percent	Amount (Dollars in thousands)	Percent	
Existing stockholders(1)	53,215,663	92%	$ 118,431	48 %	$ 2.23
New investors(2)	4,600,000	8	126,500	52	27.50
Total	57,815,663	100 %	$ 244,931	100 %	$

(1) The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering as well as shares underlying vested and unvested outstanding options. Exercise of these options, which have a price less than the initial offering price, will result in additional dilution of net tangible book value per share to new investors.

(2) The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

A $1.00 increase or decrease in the assumed initial offering price of $ per share would increase or decrease our as adjusted net tangible book value as of March 31, 2011 by approximately $ million, the as adjusted net tangible book value per share after this offering by $ per share and the dilution in as adjusted net tangible book value per share to new investors in this offering by $ per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and expenses of this offering.

30

ACE BOWNE OF DALLAS, INC. 06/28/2011 21:39 NO MARKS NEXT PCN: 109.00.00.00 -- Page is valid, no graphics BOD H80828 108.00.00.00 14

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect prevailing market prices of our common stock from time to time. As described below, an undetermined number of shares will be available for sale shortly after this offering, subject to contractual and legal restrictions on resale. Sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

52,099,079

Upon the closing of this offering, we will have outstanding an aggregate of shares of common stock. We issued 14,408,224 shares to our Sponsors in certain private placements, 5,744,589 options to purchase shares issued to our employees, former employees and nonemployee directors under compensatory plans or arrangements, 4,322,850 shares purchased by our employees, former employees and family members of employees and 28,768,000 shares issued pursuant to the 2010 Private Placement. The majority of the shares outstanding prior to this offering are subject to the resale limitations of the Registration Rights Agreement as described below under "— Registration Rights." In addition, shares held by our directors and officers, certain of our principal stockholders and the selling stockholders are subject to the Lock-Up Agreements described below under "— Lock-Up Agreements." Because each of the securities outstanding prior to this offering were issued and sold in private placements, such shares are eligible for resale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 701, Regulation S or another exemption from registration under the Securities Act.

As a result of the Lock-Up Agreements and the Registration Rights Agreement, shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market shortly after this offering, assuming registration of such shares under the Securities Act or when permitted under Rule 144, Rule 701, Regulation S or another exemption from registration under the Securities Act, are as follows:

- shares subject to the Lock-Up Agreements will not be eligible for sale for 180 days from the date of this prospectus, subject to certain exceptions.
- shares subject to the Registration Rights Agreement will not be eligible for sale for at least 60 days following the closing of this offering, if the owner of such shares elected not to participate in this offering.

Lock-up Agreements

We, all of our directors and officers, the Sponsors and the other selling stockholders have agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read "Underwriting (Conflicts of Interest)" beginning on page 110 of this prospectus for a description of these lock-up provisions.

Registration Rights

In December 2010, in connection with the closing of the 2010 Private Placement, we entered into a registration rights agreement among us, certain of our stockholders and FBR Capital Markets & Co., or the Registration Rights Agreement. Under the Registration Rights Agreement, we agreed, at our expense, to file with the SEC, in no event later than March 31, 2011, a shelf registration statement registering for resale the 28,768,000 shares of our common stock sold in the 2010 Private Placement plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared

104

ACE BOWNE OF DALLAS, INC. 06/28/2011 21:40 NO MARKS NEXT PCN: 115.00.00.00 -- Page is valid, no graphics BOD H80828 114.00.00.00 21

UNDERWRITING (CONFLICTS OF INTEREST)

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	
J.P. Morgan Securities LLC	
Citigroup Global Markets Inc.	
Wells Fargo Securities, LLC	
Simmons & Company International	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Total	11,100,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,665,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by C&J

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

We and our officers and directors, our Sponsors and the other selling stockholders have agreed with the underwriters, subject to certain exceptions, including an exception for sales of common stock to satisfy tax withholding and other obligations in connection with the exercise of options issued under the 2006 Plan, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC. This agreement does not apply to

110

ACE BOWNE OF DALLAS, INC. 06/27/2011 22:09 NO MARKS NEXT PCN: 118.00.00.00 -- Page is valid, no graphics BOD H80828 117.00.00.00 16 meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $ $3.0 million .

We and our subsidiaries and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services

113

Exhibit 5.1
July [ • ], 2011
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042
Ladies and Gentlemen:
     We have acted as counsel to C&J Energy Services, Inc., a Delaware corporation (the “Company”), in connection with the proposed offer and sale (the “Offering”) by the Company and the selling stockholders (the “Selling Stockholders”), pursuant to a prospectus forming a part of a Registration Statement on Form S-1, Registration No. 333-173177, originally filed with the Securities and Exchange Commission on March 30, 2011 (such Registration Statement, as amended at the effective date thereof, being referred to herein as the “Registration Statement”), of up to [ • ] shares of common stock, par value $0.01 per share, of the Company (the “Common Shares”) and up to an additional [ • ] shares of Common Stock pursuant to the underwriters’ option to purchase additional Common Shares.
     In connection with this opinion, we have assumed that (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective, (ii) the Common Shares sold by the Company will be issued and sold, and the Commons Shares sold by the Selling Stockholders will be sold, in each case in the manner described in the Registration Statement and the prospectus relating thereto and (iii) a definitive underwriting agreement in the form filed as an exhibit to the Registration Statement with respect to the sale of the Common Shares will have been duly authorized and validly executed and delivered by the Company and the other parties thereto.
     In connection with the opinions expressed herein, we have examined, among other things, (i) the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, (ii) the records of corporate proceedings that have occurred prior to the date hereof with respect to the Offering, (iii) the Registration Statement and (iv) the form of underwriting filed as an exhibit to the Registration Statement. We have also reviewed such questions of law as we have deemed necessary or appropriate. As to matters of fact relevant to the opinion expressed herein, and as to factual matters arising in connection with our examination of corporate documents, records and other documents and writings, we relied upon certificates and other communications of corporate officers of the Company, without further investigation as to the facts set forth therein.
     Based upon the foregoing, we are of the opinion that:
(a)	with respect to the Common Shares to be issued or sold by the Company, when the Common Shares have been delivered in accordance with a definitive underwriting agreement approved by the Board of Directors of the Company and upon payment of the consideration therefor provided for therein (not less than the par value of the Common Shares), the Common Shares will be duly authorized, validly issued, fully paid and nonassessable; and

(b)	the Common Shares proposed to be sold by the Selling Stockholders are duly authorized, validly issued, fully paid and nonassessable.
     The foregoing opinions are limited in all respects to the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws) and the federal laws of the United States of America, and we do not express any opinions as to the laws of any other jurisdiction.
     We hereby consent to the statements with respect to us under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations thereunder.

Very truly yours,
/s/ Vinson & Elkins L.L.P.